SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

24 August 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 23 August 2004, Re: Proposed shareholders' mandate for recurrent related party transactions of a revenue or trading nature; and

2) Financial Results dated 23 August 2004, Re: Fourth quarterly report for the financial period ended 30 June 2004.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 23/08/2004 05:02:36 PM
Reference No SC-040823-1A90D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Silverstone Corporation Berhad**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

The Board of Directors of Silverstone Corporation Berhad wishes to announce that the Company intends to seek the approval of its shareholders for the proposed shareholders' mandate for recurrent related party transactions of a revenue or trading nature at the forthcoming Twenty-Sixth Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD

Secretary

Form Version 2.0

Financial Results

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 23/08/2004 05:04:12 PM
Reference No SC-040823-1CEAB

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: SILVERSTONE CORPORATION BERHAD
*	Stock name	: SILSTON
*	Stock code	: 5061
*	Contact person	: WONG PHOOI LIN
*	Designation	: SECRETARY

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 30/06/2004

* Quarter : ( ) 1 Qtr ( ) 2 Qtr ( ) 3 Qtr (●) 4 Qtr ( ) Other

* Financial Year End : 30/06/2004

* The figures : ( ) have been audited (●) have not been audited

Please attach the full Quarterly Report here:

SILSTON-Jun.xl: SILSTON-APPIII.d

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2004**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2004	30/06/2003	30/06/2004	30/06/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	132,138	162,105	552,952	478,625
2	Profit/(loss) before tax	54,902	-40,172	-31,695	67,387

SILVERSTONE CORPORATION BERHAD (41515-D)

3	Profit/(loss) after tax and minority interest	52,742	-25,883	-35,391	97,701
4	Net profit/(loss) for the period	52,742	-25,883	-35,391	97,701
5	Basic earnings/(loss) per share (sen)	15.58	-7.65	-10.45	68.51
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.4400	0.6300

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2004	**30/06/2003**	**30/06/2004**	**30/06/2003**
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	**69,299**	**-19,772**	**23,831**	**132,204**
2	Gross interest income	**2,636**		**6,942**	**9,741**
3	Gross interest expense	**12,142**	**16,392**	**49,365**	**47,561**

Remarks :

Note: The above information is for the Exchange internal use only.

Secretary

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim Report for the

Fourth Quarter Ended

30 June 2004

Interim report for the fourth quarter ended 30 June 2004
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2003 RM'000	CURRENT YEAR TO DATE 30/6/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2003 RM'000
Revenue	132,138	162,105	552,952	478,625
Operating expenses	(136,554)	(201,333)	(607,142)	(553,318)
Other operating income	2,636	-	6,942	9,741
Impact of Group Wide Restructuring Scheme ("GWRS"):				
- Waiver of principal by lenders	-	1,067	-	147,144
- Gain on bonds tender exercise	-	40,546	-	40,546
Impairment and allowance for diminution in value of investments	-	(29,162)	-	(29,162)
Gain on disposal of subsidiary and associated companies	71,079	7,005	71,079	38,628
Profit/(loss) from operations	69,299	(19,772)	23,831	132,204
Finance costs	(12,142)	(16,392)	(49,365)	(47,561)
Share in results of associated companies	(2,255)	(4,008)	(6,161)	(17,256)
Profit/(loss) before taxation	54,902	(40,172)	(31,695)	67,387
Taxation	(2,276)	(396)	(2,402)	(560)
Profit/(loss) after taxation	52,626	(40,568)	(34,097)	66,827
Minority interests	116	14,685	(1,294)	30,874
Net profit/(loss) for the period	52,742	(25,883)	(35,391)	97,701
Earnings/(loss) per share (sen) :				
- Basic	15.58	(7.65)	(10.45)	68.51
- Fully diluted	14.40	(7.65)	(10.45)	56.97

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2003)

Interim report for the fourth quarter ended 30 June 2004
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	AS AT END OF CURRENT QUARTER 30/6/2004 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2003 RM'000
Property, plant and equipment	310,837	735,122
Associated companies	268,773	291,490
Investments	115,808	119,053
Deferred tax assets	24,823	27,114
Deferred expenditure	1,271	1,294
Goodwill on consolidation	13,143	13,877
Current assets		
- Inventories	70,378	155,411
- Investments	7,419	3,927
- Trade and other receivables	129,235	407,762
- Short term deposits with financial institutions	16,729	29,767
- Cash and bank balances	37,282	29,957
	261,043	626,824
Current liabilities		
- Trade and other payables	73,880	366,459
- Short term borrowings	132,437	516,314
- AMB Bonds and SPV Debts	116,001	86,345
- Provisions	6,269	7,607
- Tax liabilities	224	61,092
	328,811	1,037,817
Net current liabilities	(67,768)	(410,993)
	666,887	776,957
Financed by:		
Share capital	338,535	338,535
Reserves	(174,053)	(110,401)
Shareholders' funds	164,482	228,134
Minority interests	84,460	83,672
Long term borrowings	32,237	32,237
AMB Bonds and SPV Debts	385,098	432,300
Deferred liabilities	233	203
Deferred taxation	377	411
	666,887	776,957
Net tangible assets per share (RM)	0.44	0.63

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2003)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2003	338,535	81,525	77,885	48,730	(318,541)	228,134
Translation loss on net equity of foreign subsidiary companies	-	-	(224)	-	-	(224)
Share in post-acquisition reserves of associated companies	-	-	80	-	-	80
Net losses not recognised in consolidated income statement	-	-	(144)	-	-	(144)
Transferred to capital reserves	-	-	-	94	(94)	-
Realisation of reserve on disposal of equity interest in a subsidiary company	-	-	(26,560)	-	-	(26,560)
Net loss for the financial year	-	-	-	-	(35,391)	(35,391)
Amortisation of negative goodwill on consolidation	-	-	-	(1,557)	-	(1,557)
Balance at 30 June 2004	338,535	81,525	51,181	47,267	(354,026)	164,482
Balance at 1 July 2002	147,451	72,810	97,649	1,047	(509,961)	(191,004)
Translation gain on net equity of foreign subsidiary companies	-	-	717	-	-	717
Impairment in value of investment in an associated company	-	-	(9,637)	-	-	(9,637)
Negative goodwill on consolidation on acquisition of a subsidiary company	-	-	-	38,718	-	38,718
Share in post-acquisition reserve of associated companies	-	-	(2,298)	-	-	(2,298)
Others	-	-	-	(2)	-	(2)
Net (losses)/gains not recognised in consolidated income statement	-	-	(11,218)	38,716	-	27,498
Realisation of reserves on disposal of subsidiary and associated companies	-	-	(8,546)	-	-	(8,546)
Transferred to capital reserves	-	-	-	117	(117)	
Net profit for the financial year	-	-	-	-	97,701	97,701
Appropriation from income statement to capital reserves	-	-	-	9,380	(9,380)	-
GWRS implementations:						
Capital reconstruction	(103,216)	-	-	-	103,216	-
Ordinary shares issued:						
- acquisition of a subsidiary company	240,143	8,715	-	-	-	248,858
- settlement of debts	54,157	-	-	-	-	54,157
Amortisation of negative goodwill on consolidation	-	-	-	(530)	-	(530)
Balance at 30 June 2003	338,535	81,525	77,885	48,730	(318,541)	228,134

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2003)

Interim report for the fourth quarter ended 30 June 2004

The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 30/6/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2003 RM'000
OPERATING ACTIVITIES		
(Loss)/profit before tax	(31,695)	67,387
Adjustments for:		
Non-cash items	(4,856)	(83,617)
Non-operating items	42,423	37,820
Operating profit before changes in working capital	5,872	21,590
Changes in working capital		
Net change in current assets	154,755	16,958
Net change in current liabilities	(25,349)	40,563
Others	(23,045)	(30,194)
	112,233	48,917
INVESTING ACTIVITIES		
Others	8,194	(25,633)
FINANCING ACTIVITIES		
Redemption of AMB Bonds and repayment of SPV Debts	(43,792)	(70,492)
Bank borrowings	(81,767)	(49,696)
Short term deposits earmarked for bonds redemption	11,890	73,470
Others	(66)	(199)
	(113,735)	(46,917)
Net change in cash and cash equivalents	6,692	(23,633)
Effects of exchange rate changes	14	(9)
Cash and cash equivalents at beginning of the year	18,826	42,468
Cash and cash equivalents at end of the period	25,532	18,826

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2003)

Interim report for the fourth quarter ended 30 June 2004
The figures have not been audited.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26 "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2003.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2003 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification on auditors' report

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2003.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items

There were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim periods of the current financial period or in the prior financial years.

6. Debt and equity securities

During the year, the Group has redeemed/repaid RM11.4 million AMB Bonds and USD8.6 million (or equivalent to RM32.5 million) SPV Debts.

Other than the above, there were no other issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. <u>Segmental reporting</u>

The Group's segmental report for the financial year-to-date is as follows:

	Motor RM'000	Tyre RM'000	Investment & Others RM'000	Group RM'000
Total revenue	152,483	396,639	3,881	553,003
Inter-segment revenue	(10)	-	(41)	(51)
External revenue	152,473	396,639	3,840	552,952
Profit/(loss) from operations	204	(48,242)	71,869	23,831
Finance costs				(49,365)
Share in results of associated companies				(6,161)
Loss before taxation				(31,695)

9. Valuation of property, plant and equipment

The Group did not carry out any valuation on its property, plant and equipment.

10. Material events subsequent to the balance sheet date

There were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no other changes in the composition of the Group for the current quarter and financial year-to-date except for the following:

(a) Striking off of the following wholly-owned subsidiaries from the register of the Accounting and Corporate Regulatory Authority, Singapore with effect from 13 August 2003:

i. AMB Automobile Pte Ltd
ii. AMB Engineering Pte Ltd
iii. AMB Fortune Holdings Pte Ltd

(b) Incorporation of a wholly-owned subsidiary, Shanghai Silverstone Management Consulting Co Ltd in China on 20 November 2003.

(c) Disposal by Chrome Marketing Sdn Bhd of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd, on 6 April 2004.

(d) Disposal by Lion Rubber Industries Pte Ltd of its 10% equity interest in Dong Feng Lion Tyre Co Ltd ("Dong Feng Lion") on 28 June 2004 which is currently pending the approvals of the Ministry of Commerce, China and any other relevant authorities, if required. The results of Dong Feng Lion are equity accounted for subsequent to the date of disposal, being the date the Group ceased to have control.

The effect of the disposals on the financial results of the Group is as follows:

	CUMULATIVE QUARTER	
	CURRENT YEAR TO DATE 30/06/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2003 RM'000
Revenue	166,000	260,079
Loss before taxation	(73,458)	(70,333)
Net loss for the year	(73,458)	(70,333)

11. Changes in the composition of the Group (continued)

The effect of the disposals on the financial position of the Group is as follows:

	AS AT END OF CURRENT QUARTER 30/06/2004 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/06/2003 RM'000
Property, plant and equipment	371,579	392,383
Other investment	312	312
Current assets	237,584	343,254
Current liabilities	(654,923)	(706,872)
Net (liabilities)/assets	(45,448)	29,077

12. Changes in contingent liabilities or contingent assets

There were no material changes in the contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

With the incorporation of 12 months revenue of Silverstone Berhad compared to only four months in the preceding year, the Group reported a higher revenue. However, the performance of the Group's Tyre division was adversely affected by the persistently high natural rubber prices resulting in the Group recording a loss before taxation of RM31.7 million. Included in the profit before taxation of the preceding year were gains from waiver of principal by lenders under the GWRS of RM147.1 million.

14. Comparison with the preceding quarter's results

The lower revenue of the Group for the current quarter of RM132.1 million as against RM141.7 million in the last quarter was due mainly to the lower sales volume recorded by the Group's Tyre division in China. However, the local Tyre division showed improved performance due to the increase in selling prices of tyres and the launch of new models of tyres into the market. Together with the reversal of losses upon the disposal of equity interest in Dong Feng Lion of RM71.1 million, the Group registered a profit before taxation of RM54.9 million.

15. Prospects

The Board of Directors expects the operating environment for the local tyre operation to remain challenging, whilst steps are taken to rationalise its operations in China.

16. Profit forecast / profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2003 RM'000	CURRENT YEAR TO DATE 30/6/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2003 RM'000
Income tax - current	160	192	328	335
- prior periods	(122)	291	(152)	325
Deferred tax	2,257	(94)	2,257	(94)
Share in taxation of associated companies	(19)	7	(31)	(6)
	2,276	396	2,402	560

With the exclusion of the gain on partial disposal of a subsidiary company which is not subject to tax, the Group's effective tax rate is higher than the statutory tax rate due mainly to the profits of certain subsidiary companies which for tax purposes cannot be set-off with losses from other companies within the Group.

18. Unquoted investments and/or properties

	INDIVIDUAL QUARTER	CUMULATIVE QUARTER
	CURRENT YEAR QUARTER 30/6/2004 RM'000	CURRENT YEAR TO DATE 30/6/2004 RM'000
Profit on disposal of property	-	1,563

Other than the above, there were no other sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

a. There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at the end of the reporting period are as follows:

	RM'000
At costs	39,797
At net book value	22,606
At market value	8,741

20. Status of corporate proposals

Date of Announcement	Subject	Status
28.6.2004	Proposed disposal of 10% equity interest in Dong Feng Lion Tyre Co Ltd by Lion Rubber Industries Pte Ltd to Beijing Jing Cheng Zhanye Bio-Technology Co Ltd for a total cash consideration of Rmb1.00 (approximately RM0.46).	Pending approvals of: i) the Ministry of Commerce, China; and ii) any other relevant authorities, if required

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Borrowings:			
Secured	75,168	-	75,168
Unsecured	57,269	32,237	89,506
	132,437	32,237	164,674
Bonds and Debts:			
- AMB Bonds	28,913	92,220	121,133
- SPV Debts	87,088	292,878	379,966
	116,001	385,098	501,099
Total	248,438	417,335	665,773

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
Borrowings:		
- Ringgit Malaysia	-	101,955
- US Dollar	8,010	30,391
- Rmb	70,416	32,328
		164,674
Bonds and Debts		
- Ringgit Malaysia	-	121,133
- US Dollar	99,991	379,966
		501,099

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend

The Board does not recommend any dividend for the current quarter and financial year-to-date.

25. Earnings / (loss) per share

Basic

Earnings/(loss) per share is calculated by dividing the Group's net profit/(loss) for the period by the weighted average number of shares in issue of 338.54 million (30.6.2003 : 338.54 million) for the current quarter and 338.54 million (30.6.2003: 142.60 million) for the financial year-to-date.

Fully diluted

The fully diluted earnings/(loss) per share has been calculated based on the following Group's adjusted net profit/(loss) by the adjusted weighted average number of shares as follows:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2003 RM'000	CURRENT YEAR TO DATE 30/6/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2003 RM'000
Net profit/(loss) for the period	52,742	(25,883)	(35,391)	97,701
Interest saving (net of tax) from conversion of redeemable cumulative convertible preference shares	232	232	232	232
Adjusted net profit/(loss) for the period	52,974	(25,651)	(35,159)	97,933
	'000	'000	'000	'000
Weighted average number of ordinary shares	338,535	338,535	338,535	142,604
Conversion of redeemable cumulative convertible preference shares	29,306	29,306	29,306	29,306
Adjusted weighted average number of ordinary shares	367,841	367,841	367,841	171,910
Fully diluted earnings/(loss) per share (sen)	14.40	(7.65)	(10.45)	56.97

There is no dilution for the loss per share for the current year-to-date and the preceding year corresponding quarter. As such, the fully diluted loss per share remains the same as the basic loss per share.

The shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect as their exercise price is above the average market value of the Company's share.

26. Status of conditions imposed by the Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the GWRS which included the requirements to disclose the following:

(a) Status of the turnaround exercise for loss-making operations;

(b) Status of the proposed divestment programme; and

(c) Status of the issues affecting the joint-venture companies of the Company in the People's Republic of China.

Please refer to Appendix I to III for details of the above.

Status of the turnaround exercise for loss-making operations

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

	Steps taken or to be taken	Status and progress
(a)	**Subsidiary company** **Dong Feng Lion Tyre Co Ltd**	
(i)	Replacement of key management staff including the General Manager, Assistant General Manager, Marketing Manager and Purchasing Manager.	(i) Implemented
(ii)	Strengthening control mechanism over credit control and collection system, purchasing and factory production overhead system, capital expenditure and authority limit level documentation.	(ii) Implemented
(iii)	Review of production mix and introduction of changes to the size and pattern of the tyres produced to suit the market demand.	(iii) On-going
(b)	**Associated companies** **Nanjing Jincheng Machinery Co Ltd**	
(i)	Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks to meet stringent performance target.	(i) Implemented
(ii)	Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases.	(ii) Implemented
(iii)	Maximisation of efficiency of existing production capability and divestment of idle assets.	(iii) In progress
	Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")	
	With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise.	On-going
(c)	Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turn them around.	On-going

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Status of Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

Stages of the Assets to be Divested	Outstanding PDP (Per GWRS)	Concluded divestment: Up to December 2003	Concluded divestment: In current quarter	Concluded divestment: Current year-to-date	Divestment proceeds: Received up to December 2003	Current Year (Jan - Dec 2004): Actual received in Current Qtr	Current Year (Jan - Dec 2004): Actual received in Current YTD	Current Year (Jan - Dec 2004): Projected to Dec 2004	Projec full ye
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million (a)	RM'million (b)	RM'mill (a) + (
By 31 December 2003									
Non-listed shares in automotive industry companies	83.8	-	-	-	-	-	-	83.8	83.8
By 31 December 2004									
Wuhan Fortune Motor Co Ltd (refer to (ii) (1))	42.7	43.5	-	43.5	20.0	-	-	5.2	5.2
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	17.3	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	13.4	-	-	-	-	-	-	13.4	13.4
	73.4								
By 31 December 2005									
Non-listed shares in tyre industry companies	75.6	-	-	-	-	-	-	-	-
By 31 December 2006									
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	11.5	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	83.2	-	-	-	-	-			
	94.7								
Total	327.5	59.1	-	43.5	35.6	-	-	102.4	102.4

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received		Status: Outstanding	Utilisation	
	RM' million		RM'million		RM'million
(1) Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in *Wuhan Fortune Motor Co Ltd* ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and	19.99		23.47	Repayment of borrowings	43.01
				Estimated expenses	0.45
				Gross proceeds	43.46
Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	The outstanding balance will be paid in the following manner:			The total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts.	
	Before 15 August 2004		5.22		
	Before 15 August 2005		6.08		
	Before 15 August 2006		6.08		
	Before 15 August 2007		6.09		
			23.47		
The disposal was completed on 24 April 2003.					

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received (continued)

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received	Status: Outstanding	Proposed Utilisation	
	RM' million	RM'million		RM'million
(2) Disposal by Chrome Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd to Kau Hua Int'l Investment Co Ltd for a cash consideration of Rmb34.0 million (equivalent to approximately RM15.59 million).	15.59	-	Repayment of borrowings	15.56
			Estimated expenses	0.03
				15.59
The disposal was completed on 6 April 2004.			RM5.94 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. The balance is pending repatriation from China and has been earmarked for the redemption/repayment of the AMB Bonds and the SPV Debts.	

(iii) Plans to overcome any projected shortfall

The Group is actively looking for potential buyers for its assets/companies identified for divestment under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the AMB Bonds/SPV Debts.

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Status Of Issues Affecting The Joint-Venture Companies Of Silverstone Corporation Berhad ("SCB") In The People's Republic Of China ("PRC")

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 10 August 2004
1.	Land Use Right(s) for land(s) ("LUR") and Property Ownership Right(s) for building(s) ("POR") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint-venture agreement	Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding : 50%)	The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co.: PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	The PRC Parties are in the process of effecting the transfer of the LUR and/or POR to the JV Co. and will endeavour to complete the transfer by 31 December 2004.
2.	The amount of JV Co.'s capital had exceeded the authorised limit of the provincial Ministry of Foreign Trade and Economic Commission ("MOFTEC") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Dong Feng (SCB Group's equity holding : 55%)	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of the SCB Group had liaised with Dong Feng to seek the approval of the MOFTEC in Beijing through the provincial MOFTEC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	The provincial MOFTEC had requested Dong Feng to rely on the letter of approval dated 4 December 1993 from the provincial MOFTEC, in that the capital of Dong Feng has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing.